METALLINE MINING COMPANY

1330 E. Margaret Avenue

Coeur d’Alene, Idaho  83815

September 29, 2009

Via Edgar Filing and Facsimile

Chris White, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4628

Washington, D.C.  20549-7010

Re:

Metalline Mining Company

Form 10-K for the Fiscal Year Ended October 31, 2008

Filed February 13, 2009

Form 10-Q for the Fiscal Quarter Ended July 31, 2009

Filed September 14, 2009

File No.  001-33125

Dear Mr. White:

Metalline Mining Company (the “Company”) is in receipt of your letter dated September 16, 2009 that commented on certain of the disclosure contained within the Company’s Form 10-K for the fiscal year ended October 31, 2008 and the Company’s Form 10-Q for the fiscal quarter ended July 31, 2009.  The Company’s responses to the comments raised in the September 16, 2009 letter are set forth below.

Form 10-K for the Fiscal Year Ended October 31, 2008

Note 3 - Concessions in the Sierra Mojada District, page F-17

Comment 1:

We note from your consolidated balance sheets that the book value of Property Concessions declined approximately $765 thousand from October 31, 2007 to October 31, 2008.  Please tell us the cause of the decline in value.  If it resulted from impairment charges recognized in fiscal year 2008, please include disclosure to conform to the requirements of SFAS 144, paragraph 26.

Response:

The decline in the book value of the Company’s property concessions in the Sierra Mojada District of $765,082 from October 31, 2007 to October 31, 2008 was not the result of any impairment charges, but instead was due to a fluctuation in foreign currency exchange rates.  The Sierra Mojada property concessions are held by the Company’s wholly owned Mexican subsidiary, Minera Metalin S.A. de C.V., and in accordance with our foreign

Chris White, Branch Chief

United States Securities and Exchange Commission

September 29, 2009

currency translation policy the book value of the property concessions are translated from Mexican Pesos into U.S. dollars at year-end exchange rates. As a result, the value of the property concessions as reported in the Company’s Consolidated Financial Statements fluctuates based upon changes in these foreign currency exchange rates.  From October 31, 2007 to October 31, 2008 the foreign currency exchange rate increased from 10.72 pesos per U.S. dollar to 12.90 pesos per U.S. dollar.  The increase in foreign currency exchange rate lowered the translated U.S. dollar equivalent cost of property concessions from $4,536,111 at October 31, 2007 to $3,771,029 at October 31, 2008 and was the sole reason for the decrease from 2007 to 2008.

Note 7 — Common Stock, page F-18

Comment 2:

We note you have issued common stock shares to external parties in exchange for services received in the previous years.  Please tell us how you determined the value of the services received and the value of the common stock shares issued.

Response:

In connection with the issuance of common stock to external parties for services, the Company typically has valued services in these transactions based upon the fair value of the services received.  The fair value of services received is typically based upon negotiated contract rates or fees with the respective service provider.  The Company has determined the value of common shares for these transactions based upon the fair value of common shares issued.  The fair value of the common shares was typically determined based upon the closing market price of the common stock as quoted on the NYSE Amex (or OTC bulletin board for transactions before November 6, 2006) on the date the Company commits to the issuance of shares.  However, in certain transactions, the Company determined the fair value of common stock based upon the average share price of common stock issued in recently completed private placement transactions.  This fair value method was used in early years when the Company’s stock was thinly traded and the price paid in the applicable private placement transaction was more representative of fair value than the quoted market price.

Engineering Comments

General

Comment 3:

We note that you refer to or use the terms such as measured, indicated, or inferred resources on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with

Chris White, Branch Chief

United States Securities and Exchange Commission

September 29, 2009

the following cautionary language:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K.  You can review and obtain copies of these filings from our website at http://www.sec.goviedgar.shunl.”

Please indicate the location of this disclaimer in your response.

Response:

Cautionary language has been added to the Company’s web site under the Disclaimer link on the Company’s home page and can be viewed at http://www.metalin.com/disclaimer.html.

Properties, page 13

Comment 4:

We note your reference to a property map as exhibit 99 which was filed with your 10-Q January 31, 2006.  In your future annual filings, please insert a small-scale map, showing the location and access to each of your material properties, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

Chris White, Branch Chief

United States Securities and Exchange Commission

September 29, 2009

•

A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

•

An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

In future Company annual reports on Form 10-K the Company will include a small scale map of showing the location of its significant properties as provided by the instructions to Item 102 of Regulation S-K.

Continued Improvement of the Sierra Mojada Infrastructure, page 20

Comment 5:

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  In future filings please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

In future filings the Company will provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop the

Chris White, Branch Chief

United States Securities and Exchange Commission

September 29, 2009

Company’s analytical results.  In addition, in future filings the Company will disclose any Quality Assurance/Quality Control (QA/QC) protocols we have developed for our exploration program.

*  *  *  *  *  *

In conjunction with the Company’s response to your letter dated September 16, 2009, the Company acknowledges that:

s

The Company is responsible for the adequacy of the disclosures in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. at 303-796-2626 if you need more information or have additional comments.

Respectfully submitted

METALLINE MINING COMPANY

/s/ Robert Devers

Robert Devers, Chief Financial Officer

cc:

Suying Li, Division of Corporate Finance

Merlin Bingham, President

Theresa M. Mehringer, Esq.

Peter F. Waltz, Esq.